BB 3/2 *



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

07000893

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 33475

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rodgers Brothers Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Cranberry Woods Drive, Suite 200
(No. and Street)

PROCESSED
MAR 06 2007
THOMSON FINANCIAL

Cranberry Township (City) PA (State) 16066 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Rodgers 724.779.2200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sisterson & Co. LLP
(Name – *if individual, state last, first, middle name*)

2101 Grant Building (Address) Pittsburgh (City) PA (State) 15219 (Zip Code)


RECEIVED
185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/5/07

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Rodgers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rodgers Brothers Inc., as of 12/31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Meredith Rodgers, Notary Public
Cranberry Twp., Butler County
My Commission Expires Nov. 30, 2010
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RODGERS BROTHERS, INC.

AUDITED FINANCIAL STATEMENTS

Years ended December 31, 2006 and 2005


SEC MAIL PROCESSING
RECEIVED
FEB 2 7 2007
WASH. D.C. 185 SECTION

SISTERSON
STRATEGIES FOR BUSINESS

2101 Grant Building
Pittsburgh, Pennsylvania
15219-2300

Phone 412.281.2025
Fax 412.338.4597
Web www.sisterson.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Rodgers Brothers, Inc.

We have audited the accompanying statements of financial condition of RODGERS BROTHERS, INC. as of December 31, 2006 and 2005, and the related statements of income, changes in shareholders' equity and cash flows for the years then ended that will be filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rodgers Brothers, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sisterson & Co. LLP

February 16, 2006

RODGERS BROTHERS, INC.

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2006	December 31, 2005
ASSETS		
Cash and cash equivalents	$ 154,477	$ 186,772
Receivable from clearing organization	35,765	29,399
Receivables from investment advisory customers	252,684	193,926
Securities owned (Note 3)		
Marketable	81,182	86,592
Other	40,000	53,175
Deposit with clearing organization	25,015	25,091
Furniture and equipment, at cost less accumulated depreciation of $20,723 and $10,283	52,942	38,317
	$ 642,065	$ 613,272
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accrued expenses	$ 78,707	$ 100,550
Shareholders' equity		
Common stock, $1 par value; 10,000 shares authorized; 980 shares issued and outstanding	980	980
Additional paid-in capital	134,672	134,672
Retained earnings	427,706	377,070
Total shareholders' equity	563,358	512,722
	$ 642,065	$ 613,272

The accompanying notes are an integral part of these financial statements.

RODGERS BROTHERS, INC.

STATEMENTS OF INCOME

	Year ended December 31, 2006	Year ended December 31, 2005
Revenues		
Commissions, net of clearing costs	$ 534,024	$ 537,428
Investment advisory fees	1,017,084	726,916
Net dealer inventory and investment gains (losses)	(50,018)	(69,785)
Oil and gas royalties	28,233	10,140
Interest and dividends	4,939	3,624
	1,534,262	1,208,323
Expenses		
Employee compensation and benefits	1,146,473	875,448
Communications	37,396	49,071
Occupancy and equipment rental	95,134	88,025
Other operating expenses	142,599	99,856
Interest expense	3,559	5,883
	1,425,161	1,118,283
Income before provision for income taxes	109,101	90,040
Provision for income taxes (Note 5)	58,465	61,492
Net income	$ 50,636	$ 28,548

The accompanying notes are an integral part of these financial statements.

RODGERS BROTHERS, INC.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Years ended December 31, 2006 and 2005

	Common stock	Additional paid-in capital	Retained earnings	Total shareholders' equity
Balance, January 1, 2005	$ 980	$ 134,672	$ 348,522	$ 484,174
Net income	--	--	28,548	28,548
Balance, December 31, 2005	980	134,672	377,070	512,722
Net income	--	--	50,636	50,636
Balance, December 31, 2006	$ 980	$ 134,672	$ 427,706	$ 563,358

The accompanying notes are an integral part of these financial statements.

RODGERS BROTHERS, INC.

STATEMENTS OF CASH FLOWS

	Year ended December 31, 2006	2005
Cash flows from operating activities		
Net income	$ 50,636	$ 28,548
Adjustments to reconcile net income to net cash provided by (used in) operating activities		
Depreciation	10,441	7,896
Increase (decrease) in cash from changes in		
Receivable from clearing organization	(6,366)	(1,170)
Receivables from investment advisory customers	(58,758)	(24,963)
Securities owned	18,585	(19,107)
Cash deposit with clearing organization	76	(72)
Accrued expenses	(21,843)	53,056
Net cash provided by (used in) operating activities	(7,229)	44,188
Cash flows from investing activities		
Purchases of furniture and equipment	(25,066)	(4,203)
Net increase (decrease) in cash and cash equivalents	(32,295)	39,985
Cash and cash equivalents, beginning of year	186,772	146,787
Cash and cash equivalents, end of year	$ 154,477	$ 186,772
Cash paid for interest	$ 3,559	$ 5,883

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND HISTORY

Rodgers Brothers, Inc. (the "Company") is a general securities broker-dealer that clears customer transactions through another broker-dealer (clearing organization) on a fully disclosed basis. The Company also provides agency transaction services and manages investment advisory accounts (dba Monongahela Capital) for its clients. Commissions are earned on agency transaction services and investment advisory fees are earned for managing customer accounts. The Company's clients are predominantly retail investors and small institutions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition

Commissions, net of clearing fees, are recorded on a trade date basis. Investment advisory fees are recorded as of the end of each quarter for services performed that quarter.

Investments

Securities transactions are recorded on a trade date basis.

Marketable securities consist of corporate stocks, purchased options, and U.S. government obligations and are reported at quoted market prices.

Other securities consist of investments in oil and gas limited partnerships and NASD warrants and are reported at estimated fair value. Fair values of the limited partnerships are estimated based on cash flows; the NASD warrants are stated at cost, which approximates fair value. The estimated values may differ from the values that would have been used had a ready market for the investments existed and such differences could be material.

Deposit with clearing organization

This deposit is to protect the clearing organization from potential losses on customer accounts introduced by the Company and is not available for operations or other use.

Cash and cash equivalents

Cash and cash equivalents include interest bearing deposits and money market funds with maturities of three months or less.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

NOTES TO FINANCIAL STATEMENTS
(continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Furniture and equipment

Furniture and equipment are depreciated on the straight-line method over estimated useful lives of 5 to 7 years.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - SECURITIES OWNED

Marketable securities at quoted market prices consist of the following at December 31:

	2006	2005
Corporate stocks	$ 64,282	$ 66,748
U.S. government obligations	--	19,844
Purchased options	16,900	--
	$ 81,182	$ 86,592

Other securities at estimated fair values consist of the following at December 31:

	2006	2005
Investment in limited partnerships	$ 40,000	$ 48,150
NASD warrants	--	5,025
	$ 40,000	$ 53,175

NOTE 4 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company's net capital ratio was .41 to 1. At December 31, 2006, the Company had net capital of $193,314, which was $93,314 in excess of its required minimum net capital of $100,000.

NOTE 5 - PROVISION FOR INCOME TAXES

The provision for income taxes consists of the following for the years ended December 31:

	2006	2005
Currently payable		
Federal	$ 43,296	$ 45,511
State	15,169	15,981
	$ 58,465	$ 61,492

The provision for income taxes differs from the amount computed by applying the statutory U.S. federal income tax rate to income before taxes as a result of nondeductible or nontaxable items and state income tax expense.

A capital loss carryforward of approximately $167,000 expiring in 2007-2011 is available at December 31, 2006 to offset future capital gains.

NOTE 6 - RETIREMENT PLAN

The Company sponsors a profit sharing plan covering all employees who have attained the age of 21 and completed at least one year of service. The Company's contributions to the plan are discretionary. During 2006 and 2005, the Company made contributions to the plan of $15,000 and $30,000, respectively.

NOTE 7 - COMMITMENTS

The Company leases its office space under an operating lease that expires December 31, 2014. The lease contains customary escalation clauses and is noncancelable, except that the Company may terminate the lease as of December 31, 2009 upon prior notice and payment of a termination fee. Total rental expense for office space was $84,693 in 2006 and $79,179 in 2005.

Future minimum rental payments at December 31, 2006 under the noncancelable term of the lease are as follows:

2007	$ 83,136
2008	83,136
2009	83,136
	$ 249,408

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE ACT OF 1934

RODGERS BROTHERS, INC.

Schedule I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2006

Net capital computation	
Total shareholders' equity	$ 563,358
Deduct shareholders' equity not allowable for net capital	--
Total shareholders' equity qualified for net capital	563,358
Add	
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	--
B. Other (deductions) or allowable credits	--
Total capital and allowable subordinated liabilities	563,358
Deductions and/or charges	
A. Non-allowable assets-furniture and equipment, net, receivables from investment advisory customers, investment in oil and gas limited partnerships and certain rebates receivable from clearing organization	(350,496)
B. Unsecured customer debt	(100)
Net capital before haircuts on securities positions	212,762
Haircuts on securities	
A. Contractual securities commitments	--
B. Securities collateralizing secured demand notes	--
C. Trading and investment securities	
1. Equity	(19,223)
2. Certificates of deposit	--
3. Undue concentrations	(225)
Net capital	$ 193,314
Aggregate indebtedness	
Items included in statement of financial condition	
Accrued expenses	$ 78,707
Computation of basic net capital requirement	
A. Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 5,247
B. Minimum dollar net capital requirement	$ 100,000
Net capital requirement (greater of A. or B.)	$ 100,000
Excess net capital	$ 93,314
Ratio: Aggregate indebtedness to net capital	.41 to 1

A reconciliation with the Company's computation included in Part II of Form X-17A-5 as of December 31, 2006 is not included because there is no material difference between the Company's computation and the computation above.

RODGERS BROTHERS, INC.

Schedule II

EXEMPTIVE PROVISION UNDER RULE 15c3-3

An exemption from Rule 15c3-3 is claimed based on Section (k)(2)(ii). Rodgers Brothers, Inc. clears all customer transactions through another broker-dealer on a fully disclosed basis.

END